SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported) – **August 9, 2006**

ALLETE, Inc.
(Exact name of registrant as specified in its charter)

Minnesota	**1-3548**	**41-0418150**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

30 West Superior Street
Duluth, Minnesota 55802-2093
(Address of principal executive offices, including zip code)

(218) 279-5000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SECTION 1 – REGISTRANT'S BUSINESS AND OPERATIONS

Item 1.01 Entry into a Material Definitive Agreement.

On August 9, 2006, the Board of Directors of ALLETE, Inc. (ALLETE or Company) approved amendments to the following executive compensation plans:

- ALLETE and Affiliated Companies Supplemental Executive Retirement Plan (SERP);
- Minnesota Power and Affiliated Companies Executive Investment Plan I;
- Minnesota Power and Affiliated Companies Executive Investment Plan II; and
- ALLETE Director Compensation Deferral Plan.

The SERP was amended to reflect amendments to the Minnesota Power and Affiliated Companies Retirement Plan A and the Minnesota Power and Affiliated Companies Retirement Savings and Stock Ownership Plan. (See Item 8.01.) In addition, the SERP was amended to replace the fixed crediting rate with a market-based stable value fixed income fund crediting rate, to reduce to 7.5 percent the "executive deferral account" payment annuity rate effective January 1, 2007, and to remove the change in control supplemental tax benefit.

The Minnesota Power and Affiliated Companies Executive Investment Plan I and the Minnesota Power and Affiliated Companies Executive Investment Plan II were amended to remove the change in control supplemental tax benefit.

The ALLETE Director Compensation Deferral Plan was amended to replace the fixed crediting rate with a market-based stable value fixed income fund crediting rate, and to reduce to 7.5 percent the "executive deferral account" payment annuity rate effective January 1, 2007.

SECTION 8 – OTHER EVENTS

Item 8.01 Other Events.

On August 9, 2006, ALLETE's Board of Directors also approved amendments to the following qualified employee plans:

- Minnesota Power and Affiliated Companies Retirement Plan A (Retirement Plan A); and
- Minnesota Power and Affiliated Companies Retirement Savings and Stock Ownership Plan (RSOP).

Retirement Plan A was amended to suspend further crediting service pursuant to the plan, effective as of September 30, 2006, and to close Retirement Plan A to new participants. In conjunction with this change, employees will receive additional benefits under the RSOP. Funding of RSOP benefits comes from unallocated shares of ALLETE common stock held by the RSOP, the value of which has grown significantly and has exceeded the Company's forecast creating additional value. Because there are limitations on how the RSOP's value can be used, the Company reviewed the retirement program design and how best to deliver retirement benefits to the Company's employees. The Company will not record a curtailment of Retirement Plan A as a result of the amendment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ALLETE, Inc.

August 14, 2006

/s/ Mark A. Schober

Mark A. Schober
Senior Vice President and Chief Financial Officer